
December 21, 2016

Hill International, Inc.
John Fanelli III, Chief Financial Officer
One Commerce Square
2005 Market Street, 17th floor
Philadelphia, PA 19103

> **Re:** **Hill International, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2015**
> **Filed March 29, 2016**
> **Form 10-Q for Fiscal Quarter Ended**
> **September 30, 2016**
> **Filed November 14, 2016**
> **File No. 001-33961**

Dear Mr. Fanelli:

We have reviewed your December 5, 2016, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2016, letter.

1. We note your response to prior comment 5. You state the full value of contractors' claims has not been disclosed by the courts. As such, it is not clear how you can rely on the amount currently deposited with the Dubai court as evidence you will collect the unreserved portion of your amount receivable. The usefulness of the information that "the court is trying to encourage the client to increase the monthly payments to $272,000," is also not clear and appears to highlight the uncertainty. In light of this, please explain how you valued the probable loss at $130,000 under ASC 310-10-35.

2. We note your response to prior comment 7. Please explain the nature of the work performed for this customer and the significant terms and conditions in the contract concerning payment for services rendered at hourly rates. Explain why the customer apparently did not use the work and recommendations you delivered after generating

$1,335,000 in billable time. Describe the contractual process for the customer to approve time spent on the contract. For example, explain whether the contract approves hours in advance or provides terms for the customer to approve them on a periodic basis. Tell us whether the customer accepted or used your deliverable and describe any contract provisions regarding deliverable acceptance or approval. Tell us whether the customer disputes the $1,335,000 in billable time.

3. We note your response to prior comment 8. Tell us when these receivables were billed. Please describe the contractual payment terms and the timeframe you originally expected to receive payment in at the time the customer was originally billed. Tell us whether you have past experience with this customer where you have gone through this process and ultimately received full payment. If you do not have past experience, please tell us what other evidence you relied on to conclude it is probable you will collect all amounts due beyond the customers' word, given the length of time these receivables have been outstanding.

You may contact Terence O'Brien at (202) 551-3355 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction